September 28, 2007
VIA EDGAR AND HAND DELIVERY
Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Advantage Bancorp
Clarksville, Tennessee
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-144454
Filed on July 10, 2007
Dear Mr. Friar:
      On behalf of First Advantage Bancorp (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on August 31, 2007.
      The Amended Registration Statement is being filed in response to the staff’s comment letter dated September 11, 2007. To aid in your review, we have repeated the staff’s comments, followed by the Company’s responses, and have indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to comments received from the Office of Thrift Supervision (the “OTS”) on Amendment No. 1 to the Application for Conversion on Form AC filed by First Federal Savings Bank (the “Bank”). A courtesy copy of the OTS response letter, which includes all OTS comments and the Bank’s responses, is enclosed.
Our Recent Operating History, page 1
1.	Reference is made to the second full paragraph on page 2. We do not understand your conclusion that your market area is overbanked from the information presented. For example, the fact that local figures are less than statewide figures might be related to poor, local economic conditions. From the information presented, it might be because competitors are taking market share from you. Please revise or advise.

Mr. William Friar
U.S. Securities and Exchange Commission
September 28, 2007

Response to Comment No. 1:
      Please see the revised disclosure on page 2 of the prospectus.
2.	It is not clear why the average per branch figures are not the same as the total area deposits. Please revise or advise.
Response to Comment No. 2:
     Please see the revised disclosure on page 2 of the prospectus.
3.	The sentence beginning “During the same period ...,” relating to deposit market share, does not appear to relate to overbanking since average deposits per branch in your market went up. It does perhaps relate to your declining performance discussed in the first paragraph on page 2. Please revise or advise.
Response to Comment No. 3:
     Please see the revised disclosure on page 2 of the prospectus.
Use of Proceeds, page 23
4.	We note your response to comment 7 in our letter dated August 13, 2007. Please revise this section to include a note that quantifies the expected effects on the offering proceeds if the restricted stock plan is adopted according to your intentions as described on page 85 and in your response letter.
Response to Comment No. 4
     Please see the revised disclosure on page 23 of the prospectus.
Exhibit 8.1
5.	We reiterate our prior comment 18. Please revise to specifically indicate that this opinion addresses all of the material federal income tax consequences.
Response to Comment No. 5
     The first sentence of the opinion has been revised accordingly. Please see Exhibit 8.1 to the Amended Registration Statement.

Mr. William Friar
U.S. Securities and Exchange Commission
September 28, 2007

      Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 362-0840. Thank you for your assistance.
Very truly yours,
MULDOON MURPHY & AGUGGIA LLP
/s/ Victor L. Cangelosi
Victor L. Cangelosi
Enclosures

cc:	David Lyon, U.S. Securities and Exchange Commission
Mike Volley, U.S. Securities and Exchange Commission
Kevin Vaughn, U.S. Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision — DC
Lane Langford, Office of Thrift Supervision — DC
David Permut, Office of Thrift Supervision — DC
Roger Smith, Office of Thrift Supervision —DC
Valarina Oliver-Dumont, Office of Thrift Supervision — SE
Earl O. Bradley, III, Chief Executive Officer
John T. Halliburton, President
Patrick C. Greenwell, Chief Financial Officer
James R. Pack, Treasurer
Douglas Keller, BKD LLP
Benjamin Howard, BKD LLP
Harold Hanley, KBW
Charles Sloane, KBW
Douglas Reidel, KBW
James Crotty, KBW
Michael Keller, Keller & Company
John Shaffer, Keller & Company
Ronald Riggins, RP Financial
James Hennessey, RP Financial
James Stewart, Esq., Malizia Spidi & Fisch
Gary R. Bronstein, Esq.
Eric S. Kracov, Esq.
Stephen F. Donahoe, Esq.
Suzanne Walker, Esq.